Exhibit 23.6
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the inclusion in this Amendment No. 3 to the Registration Statement on Form S-1 of Covanta Holding Corporation for the registration of warrants to purchase up to 5,700,000 shares of its common stock of our report dated April 11, 2003, except for the reclassifications described in the second and sixth paragraphs of Note 4, which are as of June 24, 2004, with respect to the consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows of Covanta ARC Holdings, Inc. (formerly known as American Ref-Fuel Holdings Corp.) and subsidiaries for the year ended December 31, 2002, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Short Hills, New Jersey
December 14, 2005